Exhibit 4.19

EVOTEC AG • DIL LIMITED

&

RESEARCH SUPPORT INTERNATIONAL PRIVATE LIMITED

SHARE PURCHASE AGREEMENT

Dated: August 6, 2009

INDEX OF DEFINED TERMS

TERM	PROVISION

Act	Clause 1.01(3)

Agreed Equity Value	Clause 1.02(1)

Agreement	Recitals (second paragraph)

Articles	Clause 1.03(2)xi.a)

Audited Accounts	Schedule III, paragraph 6.1

Balance Sheet Date	Schedule III, paragraph 7.1

Bank Loan	Clause 1.02(1)ii

Best Knowledge	Clause 3.02(2)

Board	Clause 1.03(2)xi

Closing	Clause 1.01(2)

Closing Date	Clause 1.01(2)

Company	Identification of parties

Confidential Information	Clause 5.01(1)

Current Assets	Clause 1.02(1)vii.a)

Current Liabilities	Clause 1.02(1)vii.b)

De Minimis Amount	Clause 4.02(2)

Discloser	Clause 5.01(1)

Disclosure Letter	Clause 3.02(1)v

Force Majeure Event	Clause 6.06(1)

IAS	Clause 1.02(1)vii.a)

Instrument of Transfer	Clause 1.03(2)iv

Inter-Company Capex Balances	Clause 1.02(1)iv

IT Systems	Schedule III, paragraph 12.1

Liability Cap	Clause 4.02(3)

Liens	Clause 1.01(3)

Loss	Clause 4.01(2)

NWC Adjustment	Clause 1.02(1)vii

Non-Performing Party	Clause 6.06(1)

Notional Target Share Value	Clause 1.02(1)

Ordinary Course of Business	Schedule III, paragraph 6.5.1

Owned IP	Schedule III, paragraph 10.2

Preference Share Amount	Clause 1.02(1)iii

Purchase Price	Recitals (second paragraph)

TERM	PROVISION

Purchaser	Identification of parties

RBI	Clause 1.02(1)i

Recipient	Clause 5.01(1)

Representations	Clause 1.03(2)i

Requirement	Proviso to Clause 5.03(1)

Restated Articles	Clause 1.03(2)xi.c)

Restitution in Kind	Clause 4.01(1)

Returns	Schedule III, paragraph 7.6

Shareholders’ Agreement	Recitals (fourth paragraph)

Seller	Identification of parties

Target Shares	Recitals (second paragraph)

Tax	Clause 4.02(1)v

Threshold	Clause 4.02(2)

SHARE PURCHASE AGREEMENT

DATED AUGUST 6, 2009

BY AND BETWEEN

A. Evotec AG, a company registered under the laws of Germany, with the commercial register of the Lower Court of Hamburg, under docket number HRB 68223, with its principal place of business at Schnackenburgallee 114, 22525, Hamburg, Germany (“Purchaser”);

B. DIL Limited, a company registered under the laws of India (corporate identity number L99999MH1951PLC008485), having its registered office at ‘DIL Complex’, Ghodbunder Road, Thane (West) - 400 610, India (“Seller”); and

C. Research Support International Private Limited, a company registered under the laws of India (corporate identity number U74130MH2004PTC145141), having its registered office at ‘DIL Complex’, Ghodbunder Road, Thane (West) - 400 610, India (“Company”).

WHEREAS, the Company is a private company limited by shares, wholly-owned by the Seller as shown in Schedule I to this Agreement.

AND WHEREAS, the Seller wishes to sell to the Purchaser twenty-five million, four hundred and ninety-four thousand (25,494,000) issued and fully paid-up equity shares, having a par value of Rs. 2 (Rupees two only) each, in the share capital of the Company (“Target Shares”), against payment by the Purchaser to the Seller of the purchase price for all the Target Shares (“Purchase Price”), and on and subject to the other terms and conditions specified in this Share Purchase Agreement (“Agreement”).

AND WHEREAS, the Purchaser wishes to purchase the Target Shares from the Seller against payment of the Purchase Price and on and subject to the other terms and conditions specified in this Agreement.

AND WHEREAS, the parties have simultaneously with the execution of this Agreement entered into a shareholders’ agreement (“Shareholders’ Agreement”) for the purpose of regulating their relationship in relation to the Company and regulating the way in which the Company shall be managed after the Purchaser has bought and the Seller has sold the Target Shares in accordance with this Agreement.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS.

SECTION I.    PURCHASE AND SALE OF SHARES

Clause 1.01    SALE AND PURCHASE

(1) On the terms and subject to the conditions set forth in this Agreement, the Seller shall sell, assign and transfer to the Purchaser, and the Purchaser shall purchase from the Seller all right, title and interest in and to the Target Shares against payment of the Purchase Price.

(2) The consummation of such sale, assignment and transfer and the payment of the Purchase Price shall be complete and shall be deemed to be complete in accordance with Clause 1.03 of this Agreement, and only if and when all of the steps and actions specified in Clause 1.03 of this Agreement are completed (“Closing”). The date on which Closing shall occur (“Closing Date”) shall be August 31, 2009.

(3) Any Target Shares, when sold, assigned and transferred to the Purchaser on the Closing Date pursuant to this Agreement, shall be paid-up to the full extent of their par value, and shall be free and clear of all liens, charges, claims, third party rights and other encumbrances (“Liens”) thereon, provided that the Target Shares when so sold, assigned and transferred to the Purchaser shall be subject to any restrictions expressly provided for in the Shareholders’ Agreement and such restrictions as affect the transferability of the Target Shares pursuant to the provisions of Section  3(1)(iii)(a) of the Companies Act, 1956 (“Act”).

Clause 1.02    PURCHASE PRICE

(1) The Purchase Price shall be an amount equivalent to seventy-five (75) percent of the “Notional Target Share Value,” which Notional Target Share Value shall, in turn, be an amount equivalent to seventy (70) percent of the “Agreed Equity Value” of the Company. For purposes of this Agreement the Agreed Equity Value shall be:

i.	The Indian Rupee amount that is equivalent to €4,000,000 (four million euro only) as on the Closing Date, which Indian Rupee amount shall be obtained using the reference rate published by the Reserve Bank of India (“RBI”) on its website (www.rbi.org.in) at 17:30 hours (Indian Standard Time) on the day immediately prior to the Closing Date;

ii.	Less the amount of the term loan owed by the Company to the Union Bank as shown in the books of the Company on the Closing Date (“Bank Loan”), and which Bank Loan amount shall be verified and dealt with after the Closing Date in accordance with the provisions of the Shareholders’ Agreement;

iii.	Less a sum of Rs. 25,000,000 (Rupees twenty-five million only) representing the fully paid-up par value and share premium amount previously received by the Company on two hundred and fifty thousand (250,000) redeemable preference shares of the Company issued to and held by the Seller as on the Closing Date (“Preference Share Amount”), and which Preference Share Amount shall be verified and dealt with after the Closing Date in accordance with the provisions of the Shareholders’ Agreement;

iv.	Less a sum of Rs. 12,486,831 (Rupees twelve million, four hundred and eighty-six thousand, eight hundred and thirty-one only) representing the value of capital expenditure-related balances owed by the Company to the Seller as on the Closing Date (but not including any current expenditure-related balances owed by the Company to the Seller, such as by way of rental payments, electricity charges, support service charges and similar recurring charges or current expenditures) (“Inter-Company Capex Balances”), and which Inter-Company Capex Balances shall be verified and dealt with after the Closing Date in accordance with the provisions of the Shareholders’ Agreement;

v.	Plus cash and cash equivalents being the aggregate amount shown in the books of the Company on the Closing Date of the following.

a)	Any bank balances;

b)	Plus interest accrued on fixed deposits;

c)	Less bank overdrafts, if any;

vi.	Less any other debt-like items being the amounts shown in the books of the Company on the Closing Date for the following.

a)	Provision for leave encashment subject to actuarial valuation;

b)	Creditors outstanding for greater than one hundred and eighty (180) days;

c)	Accrued performance bonus; and

d)	Other direct taxes;

vii.	Plus the “NWC Adjustment”, i.e., the positive or negative amount by which the difference between Current Assets (as defined hereafter) and Current Liabilities (as defined hereafter), as specified in the books of the Company as on the Closing Date, deviates from Rs. 13,894,000 (Rupees thirteen million, eight hundred and ninety-four thousand only), and which NWC Adjustment shall be verified and dealt with after the Closing Date in accordance with the provisions of the Shareholders’ Agreement. Provided that no NWC Adjustment shall be made if the said difference is less than Rs. 1,390,000 (Rupees one million, three hundred and ninety thousand only). For purposes of this Agreement:

a)	Current Assets mean the sum of inventories (i.e., all finished product, work in progress, raw materials and other supplies), sundry debtors (i.e., normal business debtors, including debtors outstanding for a period exceeding six months, and other debtors), income receivable, advances recoverable in cash or in kind or for value to be received and deposits (excluding any rent deposit) as on the Closing Date, determined in accordance with Indian accounting standards as consistently applied by the Company in the past (“IAS”); and

b)	Current Liabilities means the sum of any sundry creditors (excluding any rent deposit), amounts owed to the Seller (other than the amounts referred to in Clause 1.02(1)iii or Clause 1.02(1)iv above), amounts owed to the Seller’s subsidiary Fermenta Biotech Limited, other expenses payable, customer advances received and statutory dues of the Company as on the Closing Date, determined in accordance with IAS.

(2) It is clarified that

i.	The Purchase Price = seventy-five (75) percent of the Notional Target Share Value;

ii.	The Notional Target Share Value = seventy (70) percent of the Agreed Equity Value, and

iii.	The Agreed Equity Value = (The Indian Rupee equivalent of €4,000,000 as on the Closing Date) less (the Bank Loan) less (the Preference Share Amount) less (the Inter-Company Capex Balances) plus (cash and cash equivalents) less (any other debt like items) plus (the NWC Adjustment).

Clause 1.03    CLOSING

(1) Closing shall take place at the offices of the Company in Thane, India, at 12:30 p.m. on the Closing Date.

(2) In order for Closing to occur, the parties shall complete each of the following actions and steps on or prior to the Closing Date, in such sequence as may be deemed convenient by the parties; provided that none of the following actions and steps shall be deemed to have been completed unless all of the following actions and steps have been completed by the Closing Date. It is clarified that failure of any party to meet its obligations or complete Closing as required under this Clause 1.03(2) shall be a material breach of the provisions of this Agreement.

i.	The Company and Seller shall each deliver to the Purchaser, a written confirmation to the effect that (a) the representations and warranties made by each them in or pursuant to this Agreement (“Representations”) are true, accurate and complete as on the Closing Date, subject to any express terms and conditions relating to such Representations as are contained in this Agreement, and (b) the Company and Seller are not aware of any matter or thing that is in breach of or inconsistent with any Representation;

ii.	The Company and Seller shall each deliver to the Purchaser certified copies of the minutes recording resolutions of their respective boards of directors authorizing execution and performance of this Agreement;

iii.	The Purchaser shall deliver to each of the Seller and the Company certified copies of the minutes recording the resolution of the board of directors of the Purchaser authorising the execution and performance of this Agreement;

iv.	The Purchaser and Seller shall jointly fill in the particulars on an instrument of transfer in Form 7B prescribed pursuant to Section 108(1A) of the Act (read with Rule 5A of the Companies (Central Government’s) General Rules and Forms, 1956) (“Instrument of Transfer”) for the sale of the Target Shares against payment of the Purchase Price;

v.	The Seller shall procure for purposes of further submission to the RBI, a certificate issued by a qualified chartered accountant in India confirming that the price per share stated in the Instrument of Transfer is not less than the fair valuation of shares as per the requirements prescribed by the RBI;

vi.	The Purchaser shall deliver to the Seller for purposes of further submission to the RBI, and to the extent required by the RBI, a declaration to the effect that the Purchaser is eligible to acquire the Target Shares under the foreign direct investment policy of India and that the existing ‘sectoral limits’ and ‘pricing guidelines’ prescribed by the agencies of the Government of India have been complied with in this regard, together with a certified copy of the Purchaser’s charter and bylaws and of the minutes recording the resolution of the board of directors of the Purchaser authorising the execution and performance of this Agreement;

vii.	The Purchaser shall duly stamp the Instrument of Transfer or cause the Instrument of Transfer to be duly stamped, as specified in Clause 2.02(1), and thereafter, the Purchaser and Seller shall cause their authorized representatives to each sign such duly stamped Instrument of Transfer;

viii.	The Purchaser shall deliver the duly stamped and signed Instrument of Transfer to the Company, and the Seller shall simultaneously deliver to the Company all share certificates (or if no certificates are in existence, letters of allotment) representing the Target Shares;

ix.	The Purchaser shall pay to the Seller, in accordance with the provisions of Section II of this Agreement, a sum equivalent to the Purchase Price, and provide to the Seller and the Company evidence of such payment in a form acceptable to the Seller;

x.	The Purchaser and Seller shall jointly apply to the Company for registration of the Target Shares in the name of the Purchaser;

xi.	The Company shall convene a meeting of the board of directors of the Company (“Board”) to resolve the following.

a)	Approve the sale, transfer and assignment of the Target Shares by the Seller to the Purchaser and confirm that such sale, transfer and assignment is in accordance with the articles of association of the Company (“Articles”) and that no fee is payable to the Company on the said transfer;

b)	Direct the Company to register the transfer of the Target Shares to the Purchaser and do all things necessary and incidental thereto, provided that the parties shall have satisfied their respective obligations specified in the preceding provisions of this Clause 1.03(2);

c)	Recommend that the shareholders of the Company alter the Articles by adopting the restated Articles in accordance with the Shareholders’ Agreement (“Restated Articles”);

d)	Receive and accept the resignation of Mr. Govind G. Desai, Mr. Satish Varma and Mr. Irfan Bandukwalla as directors of the Company;

e)	Recommend the reconstitution of the Board by way of appointment of Dr. Werner Lanthaler, Dr. Mario Polywka and Dr. Klaus Maleck as the directors nominated by the Purchaser and the continuance of Mr. Krishna Datla and the appointment of Mr. Kunal Kashyap as the directors nominated by the Seller pursuant to and in accordance with the Shareholders’ Agreement and Restated Articles; and

f)	Direct the Company to file necessary statutory forms concerning the adoption of the Restated Articles and change in Board composition subject to the Company’s shareholders’ approval thereof, pursuant to the provisions of Clause 1.03(2)xii of this Agreement;

xii.	The Company shall convene a meeting of the shareholders of the Company (which meeting shall be attended by the Purchaser and the Seller or their proxies) to resolve the following.

a)	Alter the Articles of the Company by adopting the Restated Articles; and

b)	Approve the reconstitution of the Board in accordance with the recommendations of the Board pursuant to Clause 1.03(2)xi of this Agreement;

xiii.	The Company shall, pursuant to the Board’s direction pursuant to Clause 1.03(2)xi of this Agreement, register the sale, transfer and assignment of the Target Shares by the Seller to the Purchaser in its books, including its register of share transfers and register of members, and shall record the name of the Purchaser as the owner of the Target Shares, and shall either, by a duly authorized person, certify the Instrument of Transfer in accordance with Section 113 of the Act to state that a certificate for the Target Shares has been lodged with the Company, or in the alternative, endorse the share certificates for the Target Shares to show the Purchaser as the owner of the Target Shares, and the Company shall thereafter either provide the certified Instrument of Transfer or, in the alternative, provide the duly endorsed share certificate for the Target Shares to the Purchaser.

(3) Without prejudice to the provisions of Clause 1.03(2), the parties shall take all measures necessary to ensure that all the actions and steps specified in Clause 1.03(2) are initiated and completed by the Closing Date. It is understood between the parties that the absence of a non-material closing item as specified in Clause 1.03(2) shall not delay the Closing. The party responsible for such closing item shall be obligated to perform such closing item without undue delay.

(4) Upon completion of all the actions and steps specified in Clause 1.03(2) of this Agreement, the Seller will have sold, assigned and transferred and be deemed to have sold, assigned and transferred to the Purchaser complete, good and valid title in and to the Target Shares free and clear of all Liens thereon, provided that the Target Shares when so sold, assigned and transferred to the Purchaser shall be subject to any restrictions expressly provided for in the Shareholders’ Agreement and such restrictions as affect the transferability of the Target Shares pursuant to the provisions of Section 3(1)(iii)(a) of the Act.

(5) Upon completion of all the actions and steps specified in Clause 1.03(2) of this Agreement, the Purchaser shall own and hold seventy (70) percent of the entire issued and paid-up equity share capital of the Company and the Seller shall own and hold the remaining thirty (30) percent of the entire issued and paid-up equity share capital of the Company, as further specified in Schedule II, and such ownership and holding shall be subject to their respective further obligations under this Agreement and the Shareholders’ Agreement.

(6) Within such period as is prescribed under the Act, the Company shall complete all filings and registrations with the Registrar of Companies as are required to be completed pursuant to Clause 1.03(2) of this Agreement. Following the Closing Date, the Seller shall file such forms regarding the sale, assignment and transfer of the Target Shares as may be required by the RBI and shall be entitled to submit the documents provided by the Purchaser pursuant to the provisions of Clause 1.03(2)v and Clause 1.03(2)vi.

SECTION II.    PAYMENTS, COSTS AND TAXES

Clause 2.01    MANNER OF PAYMENTS

(1) Any payments owed to a party pursuant to this Agreement or the Shareholders’ Agreement shall be made through normal banking channels, free and clear of costs and charges in immediately available funds to the bank account of the concerned specified below.

i.	For payments to the Seller: DIL Ltd., “DIL Complex,” Majiwada, Ghodbunder Road, Thane 400 610, India, account number 231-0500705-0 with Standard Chartered Bank, 90 M. G. Road, Fort, Mumbai 400 001, India, SWIFT Code SCBLINBB;

ii.	For payments to the Purchaser: Evotec AG, Schnackenburgallee 114, 22525 Hamburg, Germany, account number: 611 000 1 with Deutsche Bank AG, Adolphsplatz 7, 20079 Hamburg; Swift code DEUTDEHHXXX ; and

iii.	For payments to the Company: Research Support International Pvt. Ltd., “DIL Complex,” Majiwada, Ghodbunder Road, Thane 400 610, India, account number 549701010050119 with Union Bank of India, Ghodbunder Road Branch, Solitaire Tower, Ground Floor, Ghodbunder Road, Chitalsar, Manpada, Thane (West) 400 607, India, SWIFT Code UBININBBGHT.

(2) Any payments made to a party pursuant to this Agreement or the Shareholders’ Agreement shall be deemed made as soon as the payment is credited to the account of that party specified in this Clause 2.01.

Clause 2.02    TRANSACTION COSTS, SEPARATION COSTS AND TAXES

(1) All applicable stamp duties arising pursuant to this Agreement or Shareholders’ Agreement, including any stamp duty payable on this Agreement, the Instrument of Transfer, or the Shareholders’ Agreement, shall be borne by the Purchaser.

(2) The Seller shall bear any tax on capital gains levied or payable on the sale of the Target Shares.

(3) In connection with the sale, transfer, and assignment of the Target Shares, the Seller shall bear the actual separation costs associated with the separation of the Seller’s information technology systems from the Company, provided that the costs so borne by the Seller shall not exceed an Indian Rupee amount equivalent to €35,000 (thirty-five thousand Euro).

(4) Except as specified above in this Clause 2.02, all other costs and expenses incurred by or on behalf of the parties in connection with the negotiation, preparation and execution of this Agreement shall be borne by the party incurring such expenses on its own account.

SECTION III.    REPRESENTATIONS

Clause 3.01    MUTUAL REPRESENTATIONS AND WARRANTIES

Each party represents and warrants to the other parties as follows.

(1) Such party has all requisite power and authority to enter into and perform its obligations under this Agreement.

(2) Such party has taken all actions, obtained all regulatory, corporate and contractual authorizations, and submitted all notices or filings required to be submitted, for such party to validly enter into this Agreement and perform all its obligations under this Agreement.

(3) The execution and delivery of, or the performance of obligations under, this Agreement do not violate or conflict with any statute, rule, regulation, directive, other law, judgment, order, decree or award applicable to such party or to any provision of such party’s constituent documents, or any agreement, contract, promise, covenant, undertaking, representation or warranty, applicable to or made by such party.

(4) This Agreement constitutes legal, valid and binding obligations on such party enforceable against such party in accordance with its terms.

(5) Each of the representations and warranties contained in this Agreement are separate and independent and shall not be qualified or limited by any reference to any other representation or warranty, or any other provision of this Agreement.

Clause 3.02    SELLER AND COMPANY REPRESENTATIONS

(1) The Seller and Company hereby represent and warrant to the Purchaser, that each Representation set out in Schedule III to this Agreement is true and correct as on the date of this Agreement and the Closing Date. Provided that:

i.	any Representation made expressly as of a specific date will be true and correct as of that specific date only;

ii.	a Representation that addresses any specific circumstances or facts does not allow recourse to a general Representation;

iii.	each Representation is separate and independent and, save as expressly provided to the contrary in Clause 3.02(1)iv below, shall not be qualified by inference from or read with any other Representation or any other term of this Agreement;

iv.	each Representation is given subject to the limitations expressly set out in this Agreement, including the limitations set out in Clause 4.02 of this Agreement and, in view of these limitations, the Representations shall not constitute, in whole or in part, a guarantee concerning the quality of the Company’s assets, business, personnel, or operations; and

v.	the Representations are given subject to the conditions, clarifications and qualifications set out in the disclosure letter provided by the Company and Seller to the Purchaser and attached as Schedule IV to this Agreement (“Disclosure Letter”).

(2) Subject to the provisions of Clause 3.02(1), the Seller and Company acknowledge that the Purchaser, in entering into this Agreement, is relying on the Representations. The Seller and Company further acknowledge that where any Representation is stated to be made on the basis of the Seller’s or the Company’s “Best Knowledge,” the Purchaser shall be entitled to regard such Representation as made after the exercise of reasonable diligence by such party.

Clause 3.03    PURCHASER REPRESENTATIONS

The Purchaser hereby represents, warrants and covenants to the Seller, that the Purchaser has, and will have as required by this Agreement, liquid funds that are not committed for any other purpose, in an amount sufficient to cover its financial obligations arising under the terms of or pursuant to this Agreement, including with respect to the payment of the Purchase Price, of all other sums related to the purchase of the Target Shares and any amounts payable by the Purchaser pursuant to the Shareholders’ Agreement.

SECTION IV.    REMEDIES

Clause 4.01    RESTITUTION IN KIND; DAMAGES

(1) If and to the extent any of the Representations are incomplete, incorrect or misleading, or if the Seller or Company fails to perform, or commits a breach in the performance of their respective obligations or covenants under this Agreement, then the Seller shall put the Purchaser or in the Purchaser’s equitable discretion, shall put the Company, within a period of forty-five (45) working days of written notice by the Purchaser of such breach or misrepresentation, in such position as the Purchaser or the Company (as the case may be) would have been, had the relevant Representation been complete, correct and not misleading or had the relevant obligation or covenant been performed in full as required by the provisions of this Agreement (“Restitution in Kind”).

(2) If Restitution in Kind as contemplated in Clause 4.01(1) is not permitted or is impossible by the nature of the breach or misrepresentation attributable to the Seller (or attributable to the Company prior to the Closing Date), or if and to the extent the Seller or Company fails to provide Restitution in Kind within the period set forth in Clause 4.01(1), and the Purchaser or Company suffers any loss, liability, settlement payment, fine, fee, penalty, cost, charge, expense or other damage (“Loss”) after the Closing Date as a direct result of such breach or misrepresentation attributable to the Seller (or attributable to the Company prior to the Closing Date), then the Seller shall pay monetary damages to the Purchaser for the Loss suffered or, at the Purchaser’s equitable discretion, to the Company, subject always to the provisions of Clause 4.02.

(3) Notwithstanding the provisions of Clause 4.01(1), it is clarified that if Restitution in Kind is fully impossible or not permitted, monetary damages shall substitute for Restitution in Kind entirely; otherwise, monetary damages may only be claimed to the extent Restitution in Kind is impossible or not permitted.

Clause 4.02    LIMITATIONS

(1) Notwithstanding anything contained in any other provision of this Agreement or the Shareholders’ Agreement or the Articles or Restated Articles, the Purchaser shall not be entitled to any claim for breach of any covenant or for any misrepresentation or Loss if and to the extent that the matter to which the claim relates:

i.	is reflected in the Company’s financial statements and the supporting accounting records by means of any specific liability, accrual or depreciation to the extent accepted by the Company’s auditors;

ii.	without prejudice to the rights of any party under or pursuant to any policy of insurance under which such party is a beneficiary, entitles the Purchaser or, after the Closing Date, the Company to receive payment from any third party for such matter;

iii.	has been directly caused by either the Purchaser or, after the Closing Date, the Company;

iv.	results in a benefit to the Purchaser or, after the Closing Date, to the Company, whereby all such benefits received or receivable in connection with the same matter shall be taken into account;

v.	results from, or its consequences are directly increased by, the passing of, or any change in, after the date of this Agreement, any law, statute, ordinance, rule, regulation, or administrative practice of any government, governmental department, agency or regulatory body, including by way of any increase in the rates of any tax, duty, cess, surcharge, levy, penalty or interest thereon (“Tax”), or the imposition of any Taxes not in effect on the Closing Date, or the withdrawal of any relief from Taxes or any Tax scheme or benefit in effect on the date of this Agreement.

Provided that where it is subsequently determined that the Purchaser or the Company has received any amount from another party in respect of a claim to which the Purchaser is not entitled pursuant to the foregoing provisions of this Clause 4.02(1), the Purchaser, or the Company, as the case may be, shall refund such amounts to such other party forthwith and on first demand by such other party.

(2) No liability shall arise for the Seller pursuant to this Agreement unless and until an individual claim against the Seller exceeds Rs. 500,000 (Rupees five hundred thousand only) (“De Minimis Amount”) and the aggregate amount of all such individual claims exceeds Rs. 2,000,000 (Rupees two million only) (“Threshold”). If the De Minimis Amount and the Threshold are exceeded, the Purchaser shall be entitled to claim the entire amount, and not only the amount exceeding the De Minimis Amount and exceeding the Threshold.

(3) The aggregate liability of the Seller under or in relation to this Agreement together with the aggregate liability of the Seller under the Shareholders’ Agreement shall not exceed Rs. 35,000,000 (Rupees thirty-five million only) (“Liability Cap”). Provided that the liability of the Seller in respect of the Representations in Schedule III, paragraphs 1 and 2, of this Agreement and in respect to any Tax Representation shall not be subject to such Liability Cap. Provided further that the aggregate liability of the Seller pursuant to Schedule III, paragraphs 1 and 2, of this Agreement shall be capped at the Purchase Price.

(4) The Purchaser shall not be entitled to bring any claim pursuant to this Agreement if the underlying facts or circumstances to which the claim relates were known, or if there was a grossly negligent lack of knowledge of such underlying facts or circumstances by the Purchaser, prior to entering into this Agreement. Facts and circumstances that could reasonably be concluded from the Disclosure Letter, as well as facts and circumstances identified in this Agreement (including its schedules) are deemed to be known by the Purchaser prior to entering into this Agreement. The knowledge of the Purchaser’s managing directors, advisors and those of its employees who were engaged in carrying out the due diligence examination and discussions with the Seller prior to entering into this Agreement shall be imputed to the Purchaser.

(5) All claims of the Purchaser arising under or pursuant to this Agreement shall be time-barred eighteen (18) months after the Closing Date, except for any claim of the Purchaser arising from a breach of any Representation relating to environmental matters, which shall be time barred two (2) years after the Closing Date, and except for any claim of the Purchaser arising from a breach of any Representation relating to a Tax matter, which shall be time-barred nine (9) months after the first assessment concerning such Tax matter has been completed.

(6) Notwithstanding anything contained in any other provision of this Agreement or the Shareholders’ Agreement or the Articles or Restated Articles, no party shall be liable to any other party pursuant to or in connection with this Agreement for any special, punitive, exemplary, indirect, incidental or consequential Loss.

(7) Notwithstanding anything contained in this Agreement, none of the limitations or caps on liability, stipulated in this Clause 4.02 or elsewhere in this Agreement, shall apply to any claim that arises (or to the extent that it is increased) as a consequence of fraud, fraudulent misrepresentation or a criminal offence by any director, officer or employee of a party.

Clause 4.03    EXCLUSIVE REMEDIES

(1) The parties agree that the remedies provided for in this Agreement are the exclusive remedies available to the parties on any matter arising from or in relation to this Agreement, including any breach of its provisions, and such remedies supersede and replace any other rights or remedies, whether applicable under statute or in equity in respect thereof.

(2) All remedies under this Agreement shall be cumulative and not alternative, except as expressly provided to the contrary in this Agreement.

Clause 4.04    DUTY TO INFORM

The Purchaser shall inform the Seller and the Company if any third party sues, or otherwise brings any legal action against the Purchaser or the Company with respect to the Company or the Target Shares after the Closing

Date, if and to the extent such suit or legal action would give rise to any claim by the Purchaser against the Seller in the event the Purchaser or Company were unsuccessful in such suit or legal action.

Clause 4.05    BREACH BY PURCHASER

In the event of any misrepresentation or breach of covenant under this Agreement, by or attributable to the Purchaser, the provisions of this Section IV shall apply mutatis mutandis as against the Purchaser.

SECTION V.    CONFIDENTIALITY

Clause 5.01    CONFIDENTIAL INFORMATION DEFINED

(1) For purposes of this Agreement, “Confidential Information” means any scientific, technical, trade, financial or business information or materials that are either proprietary or not publicly known that any party (“Discloser”) has disclosed or made available or may from time to time disclose or otherwise make available to another party (“Recipient”) in connection with or pursuant to this Agreement or the Shareholders’ Agreement. Without prejudice to the generality of the foregoing, Confidential Information includes the provisions of this Agreement, the Shareholders’ Agreement and information and materials related to any activities of the Discloser whether or not such information is marked or identified as confidential or proprietary.

(2) Notwithstanding anything contained in Clause 5.01, Confidential Information shall not include information that:

i.	at the time of disclosure, is known publicly or thereafter becomes known publicly through no fault attributable to the Recipient;

ii.	becomes available to the Recipient from a third party that is not legally prohibited from disclosing such information, provided such information was not acquired from the Discloser;

iii.	was developed by the Recipient independently of information obtained from the Discloser;

iv.	was already known to the Recipient before receipt from the Discloser, as shown by the Recipient’s prior written records; or

v.	is released with the prior written consent of the Discloser.

Clause 5.02    DISCLOSURE

(1) A disclosure of Confidential Information made by or on behalf of the Discloser, including by its employees, agents, consultants, affiliates or associates, as well as disclosure by any means (whether written or oral) or through any medium, and any disclosure made prior or subsequent to the date of this Agreement shall be deemed to be a disclosure of Confidential Information for purposes of this Agreement.

(2) Each Discloser hereby represents, warrants and covenants that it is entitled to and will be entitled to disclose all Confidential Information disclosed pursuant to or in connection with this Agreement or the Shareholders’ Agreement.

Clause 5.03    CONFIDENTIALITY OBLIGATIONS

(1) The Recipient hereby covenants to do each of the following with respect to the Confidential Information for such period as such Confidential Information is not publicly known.

i.	Keep all Confidential Information in strict confidence, with at least the same level of care as it applies to keeping its own personal, financial or proprietary information confidential, and in any event no less than reasonable care to prevent the unauthorized disclosure or use of any Confidential Information;

ii.	Not use, reverse engineer, decompile, disassemble, modify, change, enhance, create any derivative works from, or otherwise deal in any Confidential Information, except when the Recipient is required to do so solely in connection with this Agreement or the Shareholders’ Agreement and then only as specified by the Discloser;

iii.	Not disclose any Confidential Information to any other persons or entities except persons who need access to the Confidential Information in connection with this Agreement or the Shareholders’ Agreement, and who are bound by equivalent obligations of confidentiality; and

iv.	Notify the Discloser in writing immediately upon discovery of any unauthorized use or disclosure of any Confidential Information and reasonably cooperate with the Discloser to prevent any unauthorized disclosure or use of the Confidential Information and to mitigate any losses arising from such unauthorized disclosure or use.

Provided that if by reason of a legal requirement, the order of a judicial or administrative authority or the listing requirements of a recognized stock exchange on which the securities of the Recipient are publicly traded (“Requirement”), the Recipient is mandated to disclose or publish any Confidential Information of the Discloser, the Recipient shall send the Discloser prior notice of such Requirement in order to allow the Discloser reasonable opportunity to oppose such process or obtain protective or confidential treatment of such Confidential Information, and to the extent that the Discloser is unable to do so within the time specified to comply with the Requirement, the Recipient covenants to disclose only that portion of the Confidential Information as is mandated to be disclosed by the Requirement.

(2) Subject to the provisions of Section IV of this Agreement, the Recipient shall be liable for any breach of its covenants in Clause 5.03(1) by any person to whom any Confidential Information is disclosed or provided by the Recipient, and the Recipient undertakes to take any and all necessary actions, at its own cost and expense, to prevent or remedy such breach.

(3) Upon receipt of a written request from the Discloser, the Recipient shall cease all use of the Confidential Information and promptly return to the Discloser all documents and materials of the Discloser that relate to or contain any Confidential Information without retaining copies thereof, except for one (1) copy that may be made and retained by the Recipient solely for record-keeping and for purposes of assuring continued compliance with its obligations under this Agreement.

Clause 5.04    OWNERSHIP

(1) Nothing contained herein shall grant the Recipient any right, title or interest in the Confidential Information of another party, except the limited right to use the Confidential Information solely for the purposes specified pursuant to and in accordance with this Agreement.

(2) The Recipient acknowledges and agrees that the Discloser is not making and shall not be deemed to have made any implied representations or warranties regarding the accuracy or completeness of any Confidential Information, but nothing contained herein shall affect any express representation or warranty made with regard to the accuracy or completeness of any Confidential Information, including any express statements made with regard to the accuracy or completeness of any Representations.

Clause 5.05    REMEDIES

The parties agree that, in addition to any other rights or remedies available under this Agreement, the Discloser shall be entitled to an injunction restraining any breach or any threatened breach of any obligations under this Section V where such breach or threatened breach is in any way attributable to the Recipient and to seek specific performance by the Recipient of any obligation under this Section V.

SECTION VI.    MISCELLANEOUS

Clause 6.01    INTERPRETATION AND CONSTRUCTION

(1) The section and clause headings and captions used in this Agreement are for convenience and identification only; otherwise, they form no part of this Agreement and do not affect its interpretation or construction.

(2) References to sections, clauses or schedules without further specification are references to sections, clauses and schedules of this Agreement.

(3) References to this Agreement include all sections, clauses and schedules in this Agreement and all recitals to this Agreement, as amended from time to time in writing by the parties in accordance with Clause 6.09.

(4) Any reference to a statute or any provision of a statute includes a reference to that statute or provision and any rule, regulation, notification, circular, or direction made or issued pursuant to that statute or provision, as may be from time to time modified or re-enacted.

(5) References to the singular include references to the plural and vice versa.

(6) Words denoting one grammatical gender include references to all grammatical genders.

(7) When the word “include” or “including” is used in this Agreement, such use means “include without limitation” and “including without limitation” respectively.

(8) Terms used in this Agreement and not defined herein, but defined in the Act, shall have the meanings given to such terms in the Act. Terms used in this Agreement and not defined herein, but defined in the Shareholders’ Agreement, shall have the meanings given to such terms in the Shareholders’ Agreement. Provided that terms used in this Agreement that are defined in this Agreement and are also defined in the Act or the Shareholders’ Agreement, shall have the meanings given to such terms in this Agreement.

Clause 6.02    GOVERNING LAW, DISPUTE RESOLUTION AND JURISDICTION

(1) The laws of India govern all matters arising out of or relating to this Agreement, including, its validity, interpretation, construction, performance, and enforcement.

(2) Except as expressly provided in Clause 5.05 of this Agreement, any dispute arising out of, in relation to or in connection with this Agreement that the parties cannot settle by mutual negotiations, shall be resolved by binding arbitration in accordance with this Clause 6.02.

(3) The Seller or Purchaser (but not the Company) may initiate the arbitration proceedings by serving upon the other party (i.e., the Purchaser or Seller) a notice stating that it desires to have a particular dispute referred to arbitration in accordance with this Clause 6.02, and naming and providing the particulars of one individual that such party designates to act as an arbitrator for such purpose. A copy of such notice shall be sent to the Company at the same time as it is sent to the other party.

(4) Within thirty (30) calendar days of receipt of such notice, the other party shall respond by either consenting to the designation in the notice or by designating a second individual to act as arbitrator and shall, in such case, set out the name and particulars of the second individual so designated in such response. A copy of such response shall be sent to the Company at the same time as it is sent to the party issuing the request for arbitration.

(5) If the party upon whom a request for arbitration is served (i.e., the Seller or Purchaser) fails to respond to the request within the thirty (30) calendar days specified in Clause 6.02(4), the arbitrator designated by the party requesting arbitration shall act as the sole arbitrator to arbitrate the dispute.

(6) If both parties (i.e., the Seller and Purchaser) each designate an arbitrator in accordance with the provisions of this Clause 6.02, the two arbitrators so designated shall within fifteen (15) calendar days of them both being informed of their designation as arbitrators, jointly appoint a third arbitrator who shall also act as umpire. It is clarified and agreed that the Company shall not be entitled to designate or appoint an arbitrator.

(7) No arbitrator designated or appointed pursuant to this Clause 6.02 shall be employed by, related to, a shareholder in, or otherwise affiliated with any party or any of their affiliates, directors, representatives or contractors.

(8) The arbitration proceedings shall be conducted at Mumbai, India, in English, and in accordance with and subject to the provisions of Indian Arbitration and Conciliation Act, 1996.

(9) The arbitral decision and award shall be in writing and in English, and shall be final and binding on the parties. The arbitral decision and award shall specify the manner in which the parties shall bear the costs and expenses of the arbitration.

(10) Any party may apply to a court having jurisdiction for an order confirming, or to enforce the arbitral decision and award. Except as provided in Clause 5.05 of this Agreement, the parties hereby waive any right to other judicial or court action on any matter subject to arbitration hereunder, except suit to confirm or enforce the arbitral decision and award.

(11) The arbitrators shall not extend, modify or suspend any of the terms of this Agreement.

(12) A notice of, or request for, arbitration will not operate to stay, postpone or rescind the effectiveness of any demand for performance.

(13) Subject to the provisions of this Clause 6.02, the parties hereby confirm that the courts in Mumbai have jurisdiction over the parties in connection with this Agreement and to determine any matter arising from or otherwise in connection with this Agreement.

Clause 6.03    NOTICES

(1) Any notice, direction or other instrument required or permitted to be given under this Agreement shall be in writing and given by sending it by recognized courier with acknowledgement of receipt requested, or by facsimile or electronic mail (email) to the addresses specified below, or to such other addresses as have been previously notified by each recipient party to the others in accordance with the provisions of this Clause 6.03.

Purchaser

Evotec AG, Schnackenburgallee 114, 22525, Hamburg, Germany

Attention: General Counsel

Facsimile: +49 40 56081 333

Email: christian.spiegel@evotec.com

Seller

DIL Limited, ‘DIL Complex’, Ghodbunder Road, Thane (West) - 400 610,

India

Attention: Company Secretary & Legal Manager

Facsimile: + 91 22 6798 0999

Email: srikant.sharma@dil.net

Company

Research Support International Private Limited, ‘DIL Complex’, Ghodbunder Road, Thane

(West) - 400 610, India

Attention: Company Secretary

Facsimile: + 91 22 6798 0999

Copy to: The other party, being the Purchaser or Seller, as specified above.

(2) Any notice, direction or other instrument required or permitted to be given under this Agreement shall be deemed to have been validly and effectively given to and received by a party (a) if sent by recognized courier with acknowledgement of receipt requested, then on the date of delivery to and acknowledgement of receipt by such party, or (b) if transmitted by facsimile or by electronic mail, then on the day following the date of transmission. Provided that if the day of receipt specified in the preceding sentence of this Clause 6.03(2) is not a working day in the city or town where the recipient party’s address is located, the day of receipt shall be deemed to be the next working day in such city or town.

Clause 6.04    WAIVERS

(1) The Seller may, by written instrument, extend the time for the performance of any of the obligations or other acts of the Purchaser, and waive any inaccuracies in the Purchaser’s representations and warranties in this Agreement, or the Purchaser’s performance of any of the obligations, covenants or undertakings set out in this Agreement.

(2) The Purchaser may, by written instrument, extend the time for the performance of any of the obligations or other acts of the Seller or Company, and waive any inaccuracies in the Representations, or the Seller’s or Company’s performance of any of their respective obligations, covenants or undertakings set out in this Agreement.

(3) No failure or delay on the part of any party in exercising any right or remedy under this Agreement shall operate as a waiver of that or any other right or remedy.

(4) No single or partial exercise of any right or remedy under this Agreement shall preclude any other or a future exercise of that or any other right or remedy.

Clause 6.05    ENTIRE AGREEMENT

(1) This Agreement contains all the promises, agreements, conditions and understandings between the parties with respect to the subject matter of this Agreement, and supersedes all prior or contemporaneous promises, agreements, conditions and understandings, whether oral or written, with respect to such subject matter.

(2) Without prejudice to the foregoing, the parties hereby acknowledge that the term sheet dated June 10, 2009, as amended by the addendum dated July 15, 2009, signed on behalf of the Purchaser and Seller with respect to the subject matter hereof, is hereby terminated and is superseded in its entirety by the provisions of this Agreement.

Clause 6.06    FORCE MAJEURE

(1) For purposes of this Agreement, “Force Majeure Event” means any act or event that prevents a party (“Nonperforming Party”), in whole or in part, from performing its obligations under this Agreement, or satisfying any conditions to any other party’s obligations under this Agreement, provided that such act or event is beyond the reasonable control of and not the fault of the Nonperforming Party, and provided that the Nonperforming Party has been unable to avoid or overcome such act or event by the exercise of due diligence.

(2) Where all of the conditions contained in Clause 6.06(1) are met Force Majeure Events include each of the following acts or events: an act of God (including flood, drought, earthquake, landslide, hurricane, cyclone, typhoon, epidemic, famine or plague), any shipwreck or plane crash, fire, explosion, riot or civil disturbance, war, act of public enemy, terrorist act, military action, or any action of a court or government authority, or an industry-wide, region-wide or nationwide strike, work-to-rule action, go-slow or similar labour difficulty.

(3) If a Force Majeure Event occurs, the Nonperforming Party is excused from such performance as is prevented by the Force Majeure Event, but only to the extent prevented.

(4) When the Nonperforming Party is able to resume performance of its obligations, it shall immediately give the other parties written notice to that effect and shall resume performance no later than five (5) calendar days after the notice is delivered.

(5) The relief offered by this Clause 6.06 is the exclusive remedy available to the Nonperforming Party with respect to a Force Majeure Event.

Clause 6.07    FURTHER ASSURANCES AND NO OBSTRUCTION OF PURPOSE

(1) Each party agrees to execute and deliver all further instruments and documents and to perform all other acts that may be reasonably necessary or expedient to further the purposes of this Agreement.

(2) Each party will not, directly or indirectly, permit or condone any action or engage in any omission or inaction that might cause any undertaking or covenant, or any representation or warranty not to be satisfied or fulfilled, including any action or inaction that might cause any undertaking, covenant, representation or warranty not to be true, correct and accurate during the term of or the term required under this Agreement.

Clause 6.08    COUNTERPARTS

(1) This Agreement may be executed in one or more counterparts, in English, all of which together shall constitute one and the same instrument.

(2) Any party may enter into this Agreement by executing a counterpart, and a delivery by facsimile to the other parties of a copy of any such executed counterpart shall be deemed to constitute delivery of the original counterpart.

Clause 6.09    AMENDMENTS

No amendment of, supplement to or suspension of this Agreement shall be effective unless it is in writing and duly executed by all the parties to this Agreement.

Clause 6.10    ASSIGNMENT, DELEGATION AND SUB-CONTRACTING

(1) No party may, without the prior written consent of the other parties, assign to any other person any of its rights, or delegate or sub-contract to any other person, the performance of any of its obligations arising under or related to this Agreement. Provided that each of the parties shall be entitled to appoint duly authorized individual representatives that are employees of or directors in such party to exercise such party’s rights and perform such party’s obligations pursuant to this Agreement.

(2) Any purported assignment, delegation or sub-contracting in violation of or contrary to the provisions of this Clause 6.10 is void. Where a party delegates or sub-contracts the performance of any of its obligations under or in relation to this Agreement to any other person, after obtaining the prior written consent of the other parties, such party shall remain liable for the performance so delegated or sub-contracted.

Clause 6.11    SUCCESSORS, ASSIGNS AND THIRD-PARTY BENEFICIARIES

(1) This Agreement binds and benefits the permitted successors and permitted assigns of each party.

(2) Without prejudice to the provisions of Clause 6.11(1), this Agreement does not confer any enforceable rights or remedies upon any person other than the parties.

Clause 6.12    NO PARTNERSHIP OR AGENCY

Nothing in this Agreement shall, or shall be deemed to constitute a partnership between the parties or to constitute any party as the agent or trustee of the other parties for any purpose.

Clause 6.13    PUBLIC ANNOUNCEMENTS

(1) The parties shall not make or publish any announcement or press release concerning or connected with this Agreement, without the prior written consent of all parties, unless otherwise required by law.

(2) Where a party is required, by reasons of the regulations of or listing agreement with any recognized stock exchange on which its securities are listed for public trading, to publish an announcement or press release concerning or connected with this Agreement, the parties shall agree upon the content of such announcement or press release prior to such publication.

Clause 6.14    NO ADVERSE CONSTRUCTION

No provision of this Agreement shall be construed against a party on the ground that it drafted or its agents drafted such provision.

Clause 6.15    SEVERABILITY

(1) If any provision of this Agreement should be or become entirely or partly invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement.

(2) Any invalid or unenforceable provision shall be regarded as replaced by such valid and enforceable provision that as closely as possible reflects the economic purpose that the parties had pursued with the invalid or unenforceable provision.

Clause 6.16    INTERIM MANAGEMENT

(1) From the date of this Agreement until the Closing Date, the Company shall conduct its operations, and the Seller shall procure that the Company shall conduct its operations in the ordinary course of business, consistent with prior practice.

(2) The parties shall further refrain from any actions that may impair, jeopardize or impede Closing, and the Seller and Company shall further refrain from any actions that may result in any Representation being incomplete, incorrect or misleading, provided that entering into this Agreement and the consummation of the parties’ respective obligations hereunder shall not be regarded as contravening any provision of this clause. In particular, without limitation, the Seller shall not offer the Company or any shares in the Company, or transfer the Company or such shares to third parties or otherwise solicit, encourage, entertain, initiate or participate in any inquiry, negotiations or discussions in this regard.

(3) From the date of this Agreement until and including the Closing Date each party shall inform the other without undue delay of any circumstance or occurrence which could impair, jeopardize or impede the Closing, or render any representation of such party, including the Representations, incomplete, incorrect or misleading.

[Signature page follows.]

INTENDING TO BE BOUND, the parties have executed this Agreement on the date first above written.

Signed by Dr. Werner Lanthaler and Dr. Mario Polywka, authorised signatories for, and on behalf of, Evotec AG	) ) )

Signed by Mr. Krishna Datla, authorised signatory for, and on behalf of, DIL Ltd.	) ) )

Signed by Mr. Satish Varma, authorised signatories for, and on behalf of, Research Support International Pvt. Ltd.	) ) )

SCHEDULE I: COMPANY PARTICULARS

AUTHORIZED CAPITAL

As on the date of this Agreement, the authorized share capital of the Company is Rs. 110,000,000 (Rupees one hundred and ten million only) divided into fifty-two million, five hundred thousand (52,500,000) equity shares of Rs. 2 (Rupees two only) each, and five hundred thousand (500,000) redeemable preference shares of Rs. 10 (Rupees ten only) each.

ISSUED AND PAID-UP CAPITAL

As on the date of this Agreement, the issued and paid-up share capital of the Company is as set out in the table below.

Issued and Fully Paid-Up Equity Shares

Name of Shareholder	Name of Beneficial Holder	Number of Shares Held
DIL Ltd.	DIL Ltd.	36,419,995
Mr. Krishna Datla	DIL Ltd.	5
Total		36,420,000

Issued and Fully Paid-Up Redeemable Preference Shares

Name of Shareholder	Name of Beneficial Holder	Number of Shares Held
DIL Ltd.	DIL Ltd.	250,000
Total		250,000

SCHEDULE II: POST-CLOSING SHAREHOLDING

Upon completion of all the actions and steps specified in Clause 1.03(2) on the Closing Date, the issued and paid-up share capital of the Company shall be as set out in the table below.

Issued and Fully Paid-Up Equity Shares

Name of Shareholder	Number of Shares	Percentage Holding
Evotec AG	25,494,000	70%
DIL Ltd. (including through the beneficial holding of five (5) shares)	10,926,000	30%
Total	36,420,000	100%

Issued and Fully Paid-Up Redeemable Preference Shares

Name of Shareholder	Number of Shares	Percentage Holding
DIL Ltd.	250,000	100%
Total	250,000	100%

SCHEDULE III: SELLER AND COMPANY REPRESENTATIONS

The Company and Seller each represent and warrant to the Purchaser that, subject to the provisions of Clause 3.02 the following statements are true and correct as on the date of this Agreement and as on the Closing Date.

1. Company Status, Records and Share Capital

1.1. The certificate of incorporation, memorandum of association and Articles of the Company and the Seller are in full force and effect.

1.2. The Company particulars specified in Schedule I to this Agreement are true and correct prior to the completion of Closing.

1.3. Except as specified in Clause 1.03(2) of this Agreement, no action has been taken to amend the certificate of incorporation, memorandum of association and Articles of the Company.

1.4. The Company has maintained all corporate records including the register of shareholders, register of transfers, register of directors, register of contracts in which directors are interested and all other registers as are required to be maintained under the Act.

1.5. The Board meetings and the general meetings of shareholders of the Company have been validly held, in accordance with the provisions of the Act, and all actions and resolutions relating to each such meeting have been taken and passed in accordance with the provisions of the Act.

1.6. Stamp duties on the issue of share certificates by the Company have been duly paid and share certificates have been issued in accordance with the provisions of the Act and the Companies (Issue of Share Certificates) Rules, 1960.

1.7. The common seal of the Company is in safe custody and has been used as prescribed by the Act and the Articles.

1.8. The Company has been sending general meeting notices and annual reports to its members in accordance with the provisions of the Act.

1.9. The Company has not:

1.9.1.	redeemed or repaid any share capital, except as specified in the Disclosure Letter;

1.9.2.	reduced its share capital or passed any resolution for the reduction of its share capital; or

1.9.3.	lent money on the security of shares in itself or of any shares in any affiliate of the Company.

2. Target Shares

2.1. The Target Shares are fully paid-up, and when sold, assigned and transferred to the Purchaser in accordance with the Agreement will be fully paid-up and free and clear of all Liens thereon, provided that the Target Shares when so sold, assigned and transferred to the Purchaser shall be subject to any restrictions expressly provided for in the Shareholders’ Agreement and such restrictions as affect the transferability of the Target Shares pursuant to the provisions of Section 3(1)(iii)(a) of the Act.

2.2. The Seller has good and valid title to the Target Shares and is not prohibited from selling the Target Shares to the Purchaser as contemplated by this Agreement.

3. Solvency and Winding Up

3.1. To the Best Knowledge of the Company and the Seller, no application has been made to any court and no petition presented or meeting convened for the purpose of considering a resolution for the winding up of the Company or the Seller.

3.2. To the Best Knowledge of the Company and the Seller, no application for the appointment of any liquidator or receiver for any bankruptcy or insolvency proceedings of the Company or Seller has been made or received.

3.3. The Company and Seller are not party to any scheme of arrangement or composition with any class of creditors or shareholders of the Company or Seller.

3.4. To the Best Knowledge of the Company and the Seller, no action has been taken or initiated to seize, take possession of or appoint a receiver and/or manager in respect of any shares in the Company or any assets of the Company or Seller.

3.5. To the Best Knowledge of the Company and Seller, there exist no circumstances, that could give rise to any of the foregoing events specified above in paragraph 3 of this Schedule III.

4. Regulatory Approvals

4.1. The Company has or has applied to renew all necessary authorizations, licenses, permits and approvals required to carry on its business as carried out and at the level of operation carried out, including those relating to the protection of the environment, pollution control and dealings in hazardous materials, subject to the clarifications contained in the Disclosure Letter. Provided that the Company and Seller make no representation or warranty with regard to any authorizations, licenses, permits and approvals that may need to be changed or obtained as a result of the change in ownership, control or management of the Company after the Closing Date.

4.2. In respect of each of the said authorizations, licenses, permits and approvals all fees due have been duly paid, and to the Best Knowledge of the Company and Seller all conditions have been duly complied with.

4.3. The Company has not produced or disposed of any untreated biological waste in its course of business.

5. Compliance with Laws

5.1. To the Best Knowledge of the Company and the Seller, the Company has complied with all laws applicable to the business of the Company.

5.2. To the Best Knowledge of the Company and the Seller, the Company has not and none of its officers, agents or employees, has committed or omitted to do any act or thing, the commission or omission of which is in contravention of any law relating to or having a bearing upon the business or operations of the Company.

5.3. To the Best Knowledge of the Company and the Seller, the Company has not received any notice specifying that the Company is subject to any pending or threatened claim incurred or imposed or based upon any provision of law or regulation applicable to the Company, including any environmental law.

6. Accounts and Financial Statements

6.1. The audited accounts of the Company up to the year ended March 31, 2009 as well as the accounts for the three (3) months period ended June 30, 2009 which were under a limited review by the statutory auditors (together the “Audited Accounts”) as provided to the Purchaser give a true and fair view of the assets, liabilities (including contingent or disputed liabilities) and commitments of the Company and its profits for the relevant financial period.

6.2. Such Audited Accounts have been properly prepared in accordance with IAS and comply with the requirements of applicable laws in India.

6.3. Except as stated in the Audited Accounts, no material changes in the basis of accounting were made during the financial period covered in the Audited Accounts.

6.4. Except as stated in the Disclosure Letter and the Audited Accounts, the Audited Accounts are not affected by any extraordinary, exceptional or non-recurring items.

6.5. Except as stated in the Disclosure Letter, between the end date stated in the Audited Accounts and the Closing Date, the Company has not:

6.5.1.	incurred any debt, liability or obligation for borrowed money, or incurred any other debt, liability or obligation that has not been disclosed to the Purchaser, except current liabilities incurred in the “Ordinary Course of Business”, i.e., based on decisions, actions or measures relating to the Company or its business as are, by their nature or expected implication, customary for such business, industry or the Company, or in process or ongoing as on the Closing Date, or consistent with or reasonably expected to arise from the Company’s prior practice, course of dealing or current business plans, or are otherwise required by this Agreement or the Shareholders’ Agreement;

6.5.2.	given any guarantee of any debt, liability or obligation (whether accrued, absolute, contingent or otherwise) that has not been disclosed to the Purchaser, other than those given in the Ordinary Course of Business;

6.5.3.	declared dividends or made any other payments or distributions in respect of any of its shares, share options, warrants or other securities of the Company;

6.5.4.	permitted any of its assets to be subject to any Lien, except in relation to a vehicle that was acquired under a lease by the Company after March 31, 2009;

6.5.5.	acquired, sold, leased or otherwise disposed of or transferred any of its assets, where such transaction has not been disclosed to the Purchaser, other than the vehicle referred to in paragraph 6.5.4, and transactions undertaken in the Ordinary Course of Business;

6.5.6.	made any capital expenditures or commitment outside the Ordinary Course of Business that has not been disclosed to the Purchaser;

6.5.7.	waived or released any right it has or had over any debt owed to it or written-off as uncollectible any amounts receivable, unless such waiver, release or write-off has been disclosed to the Purchaser;

6.5.8.	made any other change in any method of accounting or auditing practice;

6.5.9.	written down the value of any work-in-progress; or

6.5.10.	agreed, whether or not in writing, to do any of the foregoing, except as permitted by this Agreement or except in the Ordinary Course of Business.

7. Taxation

7.1. All Tax liabilities are disclosed in the books of accounts provided to the Purchaser and are appropriately accounted for and no change has occurred in respect of such Tax liabilities since March 31, 2009 (“Balance Sheet Date”).

7.2. The indirect Tax concessions enjoyed by the Company as an export-oriented unit under the currently applicable policy for export-oriented units in India are not impaired.

7.3. Since the date of incorporation of the Company, the Company has paid all applicable Taxes due and payable, including in respect of income or capital gains earned by the Company, or required to be withheld and paid by the Company, or due and payable in respect of services provided by the Company.

7.4. The Company have been assessed in respect of applicable Taxes, and notices of assessment have been issued to the Company by the relevant income-tax authorities for all taxation years prior to and including the assessment year 2006-07 and by the relevant sales-tax authorities for all taxation years prior to and including the financial year ended March 31, 2009.

7.5. To the Best Knowledge of the Company and the Seller, there are no actions, suits, proceedings, investigations, audits or claims (other than claims for refunds) now pending in respect of any Taxes payable by the Company and there are no matters under discussion, audit or appeal with any governmental authority relating to such Taxes.

7.6. The Company has filed or caused to be filed in a timely manner (within any applicable extension periods) all returns, reports, declarations, statements or forms, including information returns (“Returns”) required to be filed in respect of any Taxes on or prior to the Closing Date, and each such Return is true and complete in all material respects.

8. Loans and Borrowings

8.1. The Company does not owe any amounts to any person, other than the amounts specified in the Audited Accounts and the Disclosure Letter, except dues incurred in the Ordinary Course of Business between the date of the Audited Accounts and the Closing Date. Provided that, as stated in paragraph 6.5.4 above, the Company acquired a vehicle under a lease agreement after March 31, 2009.

9. Contracts

9.1. All current material contracts, covenants or arrangements that have been entered into by the Company are specified in the Disclosure Letter. The Company does not have any other material outstanding commitments or obligations, unless such commitments or obligations have been incurred in the Ordinary Course of Business.

9.2. Except as stated in the Disclosure Letter, the Company has not entered into any mortgages, security agreements, pledges, indentures, guarantees or other contracts relating to the borrowing of money or binding upon any of the properties or assets (real, personal or mixed, tangible or intangible) of the Company.

9.3. Except as stated in the Disclosure Letter, the Company has not entered into any contract or agreement granting any third party a Lien on all or any part of the assets of the Company.

9.4. All current contracts entered into by the Company are in full force and enforceable in accordance with their terms and have been duly stamped and registered where applicable.

10. Assets

10.1. All the assets owned by the Company or in respect of which the Company has a right of use, are in the possession of and under the control of the Company, provided that such possession and control is subject to applicable Liens, licenses and contractual terms identified or otherwise enumerated in the various documents listed in the Disclosure Letter.

10.2. The Company holds valid licenses, title or ownership rights in respect of the trade marks, logos, trade names, internet domain names, and other intellectual property licensed to or used by the Company in connection with its business. All registered trade marks, logos and domain names owned by the Company is listed in attachment 10.2 to the Disclosure Letter (“Owned IP”). Attachment 10.2 to the Disclosure Letter is complete and accurate and such Owned IP is valid and subsisting. To the Best Knowledge of the Sellers and the Company:

10.2.1.	There have been no acts or omissions that would prejudice the rights of the Purchaser to enforce the Owned IP;

10.2.2.	The Owned IP is not subject to any security interest, option, mortgage, charge or lien and there are no arrangements or agreements that restrict the disclosure, use or assignment of the Owned IP by the Company; and

10.2.3.	The Owned IP will not be lost or rendered liable to termination, by virtue of the acquisition of the Target Shares or the performance of this Agreement.

10.3. To the Best Knowledge of the Sellers and the Company, no party to any license agreement related to intellectual property used by the Company in its business is in default of such license, and there are no grounds, to the Best Knowledge of the Sellers and the Company on which such licenses might be terminated or in respect of which any disputes have arisen or are expected to arise.

10.4. To the Best Knowledge of the Company and the Seller, none of the operations of the Company infringes or has in the last two (2) years infringed the rights relating to any intellectual property of any third person and no claim has been made by a third person alleging that the operations of the Company infringe any such intellectual property rights of a third person or which otherwise disputes the right of the Company to use any intellectual property rights used by the Company. To the Best Knowledge of the Company and the Seller, no third party is at present infringing the Company’s Owned IP. To the Best Knowledge of the Company and the Seller, the Company has complied with all contractual and legal obligations with regard to the transfer of intellectual property—if any—to its customers.

10.5. The Company has valid lease or license rights, as the case may be, in respect of real property occupied by the Company, as shown in the Disclosure Letter.

11. Confidential Information and Data Protection

11.1. Confidential information of, or that has been used by the Company has been kept confidential and has not been disclosed to third parties except in the Ordinary Course of Business and subject to written confidentiality obligations from the third party. To the Best Knowledge of the Company and the Seller, these confidentiality obligations have not been breached and the Company has not received any notice alleging the breach of any data protection obligations applicable to the Company.

12. Information Technology

12.1. All information and communications technologies used by the Company (“IT Systems”) are owned by, or properly licensed, leased or supplied under third party contracts to the Company, including under arrangements for support services between the Seller and the Company subsisting prior to the Closing Date. To the Best Knowledge of the Company and the Seller, the Company is not in default under any of such third party contracts.

12.2. To the Best Knowledge of the Company and the Seller, there are no circumstances in which the ownership, benefit, or right to use the IT Systems may be lost, or rendered liable to termination, by virtue of the acquisition of the Target Shares or the performance of this Agreement.

12.3. The IT Systems have been adequate for the needs and fit for the purpose of the Company’s business as carried out prior to the Closing Date.

13. Insurance, Litigation and other Proceedings

13.1. The Company has obtained and maintains insurance policies relating to the assets, properties, business, operations, employees, officers or directors of the Company required under law and as specified in the Disclosure Letter.

13.2. To the Best Knowledge of the Company and Seller, there are no actions, suits, proceedings, claims or investigations pending, or threatened against or affecting the Company before any court, quasi-judicial authority, arbitrator or arbitral tribunal, governmental authority, commission, board, agency or instrumentality, and the Company is not in default of any order, writ, injunction or decree of any court or other judicial or quasi-judicial department, commission, board, bureau, agency or instrumentality.

14. Employees

14.1. The Company is not involved in and to the Best Knowledge of the Company and Seller, there are no present circumstances likely to give rise to any labour, industrial or trade dispute or any dispute or negotiation regarding a claim of importance with any employee, worker or association of trade unions or organisation or body of employees.

14.2. To the Best Knowledge of the Company and the Seller, the Company has not breached any law, regulation or authorisation relating to the health or safety of its employees and has made all payments and obtained all permits, licenses and government authorisations required under applicable laws, including without limitation under the following statutes: Payment of Gratuity Act 1972, Employees’ State Insurance Act 1948, Employees’ Provident Fund and Miscellaneous Provisions Act, 1952, the Payment of Bonus Act, 1965, Contract Labour (Regulation and Abolition) Act, 1970 and the Minimum Wages Act, 1948.

14.3. The Company does not have any recognized or unrecognized trade unions.

SCHEDULE IV: DISCLOSURE LETTER

Date: August 6, 2009

To:

Evotec AG

Schnackenburgallee 114

22525, Hamburg

Germany

Sirs,

Re: Share Purchase Agreement (“Agreement”) dated August 6, 2009 by and between Research Support International Private Limited (“Company”), DIL Limited (“Seller”), and Evotec AG (“Purchaser”)

We refer to the captioned Agreement and wish to record the following preliminary matters in connection with this letter.

Unless the context otherwise requires, words and expressions defined in the Agreement shall have the same meaning where used in this letter.

This letter, together with its attachments, constitutes the Disclosure Letter referred to in the Agreement and the parties to the Agreement, by acceptance of this Disclosure Letter, agree that the Company and Seller shall not be jointly or severally liable or otherwise be required to indemnify any other party to the Agreement in respect of any matters disclosed in or by this Disclosure Letter.

All disclosures in this Disclosure Letter are to be taken as relating to each of the Representations and a party to the Agreement, by acceptance of this Disclosure Letter, agrees that it shall not be entitled to claim that any fact or matter has not been disclosed to it by reason of the fact or matter referred to in this Disclosure Letter not being specifically related to any particular or particularly numerated or titled Representation, or other clause or provision in the Agreement.

The information contained herein is not prepared or disclosed with a view to its potential disclosure to third persons, and the Company and Seller shall not be jointly or severally liable to any person for any matter or liability arising from or connected with the disclosure of information to any third person or the reliance by any third person on any information contained herein.

Subject to applicable law, this information is disclosed in confidence for the purposes contemplated in the Agreement and is subject to the confidentiality provisions contained in the Agreement.

The Company and Seller make no representation or warranty, express or implied, nor do they admit any liability with respect to the information disclosed in this Disclosure Letter.

Where any conflict arises between the contents of this Disclosure Letter and the Agreement, the information contained in this Disclosure Letter shall prevail unless otherwise expressly stated herein.

Subject to the above preliminary matters, the disclosures in relation to the various paragraphs in Schedule III of the Agreement made by the Company and Sellers are as follows.

Paragraph in Schedule III of the Agreement	Disclosure
Paragraph 1

A copy of the current certificate of incorporation and the memorandum of association and Articles of the Company are set out in attachment 1.1.

Amendments to the memorandum of association and Articles of the Company that have been carried out prior to the date of this Agreement are set out in attachment 1.3.

Paragraph 2	A copy of the no-objection certificate received from Union Bank in connection with the dilution of the Seller’s holding in the Company is set out in attachment 2.

Paragraph 4

A list of licenses held by the Company is set out in attachment 4.

In addition to the consumer registration license to purchase solvent held by the Company under its license, solvent storage by the Company is presently done in the Seller’s solvent ‘go-down’, pursuant to a memorandum of understanding dated April 8, 2008 between the Seller and the Company. In this regard, the Seller holds a solvent storage license no. P/WC/MH/16/258/(P117814), valid up to December 31, 2010.

In addition, the Seller, as the parent of the Company holds a factories license (number 64468, Registration No.: Thane / 2(m)(i)/313-9) covering the premises occupied by the Company, which license is valid through December 2009. A copy of this license is also included in attachment 4.

Paragraph 6

A copy of the Company’s March 31, 2009 audited accounts is set out in attachment 6.1.

A list of the Company’s creditors as on August 5, 2009 is set out in attachment 6.5.1.

A list of bonds and guarantees given by the Company is set out in attachment 6.5.2;

A list of capital expenditures made between April 1, 2009 and August 5, 2009 is set out in attachment 6.5.6.

A list of outstanding term loans of the Company as on August 5, 2009 is set out in attachment 8.1.

A list of current agreements is set out in attachments 9.1a, 9.1b and 9.1c.

A list of outstanding intercompany transactions with affiliate entities is set out in attachment 9.1d.

A list of current charges and liens is set out in attachments 9.2 and 9.3.

Paragraph 8	A list of outstanding term loans of the Company as on August 5, 2009 is set out in attachment 8.1.

Paragraph 9

A list of current agreements as on August 5, 2009 is set out in attachments 9.1a, 9.1b and 9.1c.

A list of outstanding intercompany transactions with affiliate entities, as on August 5, 2009, is set out in attachment 9.1d.

A list of charges and liens as on August 5, 2009 is set out in attachments 9.2 and 9.3.

Paragraph 10

A list of changes in the assets of the Company, between April 1, 2009 and August 5, 2009 is set out in attachment 10.1.

A list of trademarks and domain name registrations of the Company as on August 5, 2009 is set out in attachment 10.2.

Paragraph in Schedule III of the Agreement	Disclosure

Paragraph 12

The Company is using the Seller’s IT Systems and its infrastructure facilities for its day-to-day operations.

A list of information and communications technologies used by the Company under third party contracts is set out in attachment 12 and includes arrangements for support services between the Company and the Seller prior to the Closing Date.

Paragraph 13	A list of the Company’s insurance policies valid as on August 5, 2009 is set out in attachment 13.1.

Paragraph 14	Pursuant to sub-section 4(a) of Section 1 of the Contract Labour (Regulation and Abolition) Act, 1970, contract labour registration has not applied to the Company, as the Company has not previously engaged twenty (20) or more workmen as contract labour.

Please acknowledge receipt of this Disclosure Letter by countersigning and returning the attached copy.

Sincerely,

Authorised signatory for and on behalf of:

Research Support International Private Limited

DIL Limited

Received and Accepted

Authorised signatory for and on behalf of:

Evotec AG

Attachments: As above